MET INVESTORS SERIES TRUST

AMENDMENT NO. 5 TO THE INVESTMENT ADVISORY AGREEMENT

(Lord Abbett Bond Debenture Portfolio)

This Amendment No. 5 to the Investment Advisory Agreement (the “Agreement”) dated December 8, 2000, as amended January 1, 2003, July 1, 2003, August 11, 2005 and May 1, 2009, by and between MetLife Advisers, LLC, (the “Adviser”), and Lord, Abbett & Co. LLC (the “Subadviser”) with respect to the Lord Abbett Bond Debenture Portfolio, a series of the Met Investors Series Trust, is entered into effective the 11th of February, 2015.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties with to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
Lord Abbett Bond Debenture Portfolio

0.300% of the first $250 million of such assets plus

0.250% of such assets over $250 million up to $500 million plus

0.200% of such assets over $500 million up to $1 billion plus

0.180% of such assets over $1 billion up to $1.5 billion plus

0.160% of such assets over $1.5 billion

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 11th day of February, 2015.

METLIFE ADVISERS, LLC		LORD, ABBETT & CO. LLC

By:	/s/ Kristi Slavin	By:	/s/ Daria L. Foster
	Kristi Slavin Senior Vice President		Daria L. Foster Managing Member